UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

Earnings Results

On November 14, 2023, WalkMe Ltd. (the “Company”) issued a press release titled “WalkMe Ltd. Announces Third Quarter 2023 Financial Results.” A copy of the press release is furnished as Exhibit 99.1 herewith.

Incorporation by Reference

Other than as indicated below, the information in this Form 6-K (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) condensed consolidated statements of operations, (ii) condensed consolidated balance sheets and (iii) condensed consolidated statements of cash flow included in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-257354, 333-263823 and 333-270537).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description

99.1	Press Release dated November 14, 2023 titled “WalkMe Ltd. Announces Third Quarter 2023 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto  duly authorized.

WalkMe Ltd.

Date: November 14, 2023	By:	/s/ Hagit Ynon
Hagit Ynon
Chief Financial Officer